Exhibit 99.1
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
A N N O U N C E M E N T
PROPOSED CAPITAL REDUCTION
The Board of Directors (the “Board”) of STATS ChipPAC Ltd. (the “Company”) refers to its announcement dated 11 January 2008 relating to a proposed capital reduction exercise (the “Capital Reduction”) pursuant to Section 78G of the Companies Act, Chapter 50 of Singapore (the “Companies Act”), with the intention to effect a proposed aggregate cash distribution (the “Cash Distribution”) by the Company to shareholders of the Company (the “Shareholders”) of up to US$813 million. At an extraordinary general meeting held on 17 March 2008, Shareholders approved the Capital Reduction. The Board has previously announced that the Capital Reduction was confirmed by the High Court of Singapore on 26 June 2008. The Company also announced on 12 September 2008 that the Company had until 22 January 2009 to lodge the Order of Court and other documents as prescribed under the Companies Act with the Registrar of Companies and Businesses of Singapore to make the Capital Reduction effective.
As set forth in the aforementioned announcement dated 11 January 2008, the Capital Reduction is subject to and conditional upon, inter alia, the Company being able to obtain proceeds from the issuance of additional debt securities and/or borrowings under credit facilities made or to be made available to the Company (the “Debt Financing”) for the purpose of funding the Cash Distribution, and the repayment of certain outstanding debt of the Company, on terms and conditions acceptable to it.
The Board wishes to announce that the Company will not proceed with the Capital Reduction and Cash Distribution as, given the current global economic environment, the Company has not been able to obtain Debt Financing to fund the Cash Distribution and such repayment of outstanding debt on terms and conditions acceptable to it.
BY ORDER OF THE BOARD
Elaine Sin Mei Lin
Company Secretary
17 February 2009